UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89621T108

(CUSIP Number)

Gregg S. Lerner, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89621T108

1	NAME OF REPORTING PERSON Bradley J. Horwitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY	☐
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,952,077[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,952,077[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,077[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.45[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Beneficial ownership of 1,353,740 of the Common Shares is being reported hereunder solely because as described in Items 3 and 5 of this Schedule 13D the Reporting Person (as defined in Item 2) may be deemed to have beneficial ownership of these Common Shares by reason of holding 1,353,740 Class C Units of Trilogy International Partners LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of more than 2,598,337 Common Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond the 2,598,337 Common Shares is expressly disclaimed.

2 Based on adding to the 59,921,124 currently outstanding Common Shares the (i) 23,649 Common Shares issuable upon the vesting of RSUs (as defined in Item 3) on June 30, 2021 and (ii) 1,353,740 Class C Units of Trilogy International Partners LLC owned by the Reporting Person (which the Reporting Person may redeem either for Common Shares of the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The number of outstanding Common Shares does not include Common Shares issuable to other holders of RSUs vesting on June 30, 2021. See Item 5 of this Schedule 13D.

Bradley J. Horwitz (the “Reporting Person”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 7, 2020.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“From May 21, 2021 through May 27, 2021, the Reporting Person purchased an aggregate of 519,900 Common Shares in open market transactions for a total purchase price of $865,033 (collectively, the “May 2021 Purchase”). The May 2021 Purchase was made using the Reporting Person’s personal funds.”

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule are hereby amended by deleting the existing text and inserting the following text in their stead:

“(a) and (b) As a result of the May 2021 Purchase, the Reporting Person beneficially owns and has sole voting and investment power over (i) 2,598,337 Common Shares (inclusive of 23,649 Common Shares issuable upon the vesting on June 30, 2021 of RSUs); and (ii) 1,353,740 Class C Units. Accordingly, assuming the redemption of such 1,353,740 Class C Units for Common Shares and not cash, the Reporting Person may be deemed to beneficially own and have voting and investment power over 3,952,077 Common Shares, representing approximately 6.45% of the outstanding Common Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of more than 2,598,337 Common Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond such 2,598,337 Common Shares is expressly disclaimed.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) The May 2021 Purchase was as follows:

No. of Shares	Purchase Price
119,900	$1.670
200,000	$1.661
100,000	$1.666
100,000	$1.660
519,900	$865,033

All purchase prices are Canadian Dollars, expressed in United States Dollars, as quoted by the Bank of Canada.

Except for the May 2021 Purchase, the Reporting Person has not effected any transactions in the class of securities reported on herein during the past 60 days.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2021

BRADLEY J. HORWITZ

/s/ Bradley J. Horwitz
Bradley J. Horwitz